SEC FILE NUMBER

001-40334

CUSIP NUMBER

278700109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

EBET, Inc.

Full Name of Registrant

Former Name if Applicable

197 E. California Ave Ste 302

Las Vegas, NV 89104

Address of Principal Executive Office (Street and Number)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EBET, Inc. (the “Company”) determined that it was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended September 30, 2022 (the “Form 10-K”) by the prescribed filing date because the Company requires additional time to complete certain items with respect to the financial statements to be included in the Form 10-K. The Company expects to file such report within fifteen calendar days of the prescribed filing date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Lourie, CFO	888	411-2726
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended September 30, 2022, the Company expects to reflect a significant increase in revenue, operating expenses and net loss compared to the year ended September 30, 2021. The increases were driven by the acquisition of certain assets of Aspire Global plc in November 2021 (the “Acquisition”). For the nine months ended June 30, 2022, revenues were $44.3 million compared to $0.1 million for the nine months ended June 30, 2021. Operating expense was $40.7 million for the nine months ended June 30, 2022 compared to $7.8 million for the nine months ended June 30, 2021. Net loss for the nine months ended June 30, 2022 was $29.7 million compared to a net loss of $9.1 million for the same period in the prior year. The Company does not expect to report materially superior results of operations for the year ended September 30, 2022.

EBET, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2022	By:	/s/ Matthew Lourie, CFO

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